UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85918/ May 22, 2019

Admin. Proc. File No. 3-18210

In the Matter of

ICON VAPOR, INC.,
POWRTEC INTERNATIONAL CORP.,
SILVERGRAPH INTERNATIONAL, INC.,
   and
WALTER ENERGY, INC. (N/K/A NEW
  WEI, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

      The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Icon Vapor, Inc., POWRtec International Corp., Silvergraph International, Inc., or Walter Energy, Inc. (n/k/a New WEI, Inc.), and the Commission has not chosen to review the decision on its own initiative.

      Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Icon Vapor, Inc., POWRtec International Corp., Silvergraph International, Inc., and Walter Energy, Inc. (n/k/a New WEI, Inc.).[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered

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[1]   17 C.F.R. § 201.360(d).

[2]   *Icon Vapor, Inc., POWRtec Int'l Corp., Silvergraph Int'l, Inc., and Walter Energy, Inc. (n/k/a New WEI, Inc.)*, Initial Decision Release No. 1356 (Feb. 21, 2019), 2019 WL 762693. The Central Index Key numbers are: 1563915 for Icon Vapor, Inc.; 1387673 for POWRtec International Corp.; 1115975 for Silvergraph International, Inc.; and 837173 for Walter Energy, Inc. (n/k/a New WEI, Inc.).

securities of Icon Vapor, Inc., POWRtec International Corp., Silvergraph International, Inc., and Walter Energy, Inc. (n/k/a New WEI, Inc.), are revoked. The revocations are effective as of May 23, 2019.

       For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                                    Vanessa A. Countryman
                                    Acting Secretary

Initial Decision Release No. 1356
Administrative Proceeding
File No. 3-18210

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	
Icon Vapor, Inc., **POWRtec International Corp.**, **Silvergraph International, Inc.**, and **Walter Energy, Inc. (n/k/a New WEI, Inc.)**	**Initial Decision on Default** February 21, 2019

Appearances: Stephan Schlegelmilch and David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Before: Brenda P. Murray, Chief Administrative Law Judge

On September 25, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Icon Vapor, Inc., POWRtec International Corp., Silvergraph International, Inc., and Walter Energy, Inc. (n/k/a New WEI, Inc.), have securities registered with the Commission under Section 12(g) of the Exchange Act and are delinquent in their periodic filings.

A different administrative law judge was originally assigned to this proceeding and issued an initial decision of default against Respondents. *Icon Vapor, Inc.*, Initial Decision Release No. 1215, 2017 SEC LEXIS 3462 (ALJ Oct. 31, 2017). The Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018). The matter was then reassigned to me to provide Respondent with the opportunity for a new hearing. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264,

at *2, *4 (ALJ Sept. 12, 2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018). Respondents were directed to submit proposals for the conduct of further proceedings. *Icon Vapor, Inc.*, Admin. Proc. Rulings Release No. 6113, 2018 SEC LEXIS 2644, at *1 (ALJ Sept. 27, 2018). None did. I have therefore proceeded under the Commission's instruction to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Previously, I independently reviewed the evidence submitted by the Division and determined that Respondents were served with the OIP by September 28, 2017. *Icon Vapor, Inc.*, Admin. Proc. Rulings Release No. 6418, 2018 SEC LEXIS 3573, at *1 (ALJ Dec. 19, 2018). No Respondent has filed an answer. I ordered Respondents to show cause by January 4, 2019, why this proceeding should not be determined on default. *Id.* at *2. By order of the Commission, this deadline was extended to February 13, 2019. *Pending Admin. Proc.*, Securities Act Release No. 10603, 2019 SEC LEXIS 37 (Jan. 30, 2019).

To date, no Respondent has filed an answer, submitted a proposal for the conduct of further proceedings, or responded to the show cause order.

Respondents are therefore in default for failing to file answers, file proposals for the conduct of further proceedings, or otherwise defend the proceeding. OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4. Accordingly, I deem the allegations in the OIP to be true as to Respondents. 17 C.F.R. § 201.155(a).

Findings of Fact

Icon Vapor, Inc., Central Index Key (CIK) No. 1563915 and ticker symbol ICNVQ, is a defaulted Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2015, which reported a net loss of $8,058,059 for the prior nine months. On September 27, 2016, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of California, which was still pending as of September 6, 2017. As of September 5, 2017, the company's common stock was quoted on OTC Link operated by OTC Markets Group Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

POWRtec International Corp., CIK No. 1387673 and ticker symbol POWT, is a void Delaware corporation located in Sunnyvale, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2015, which reported a net loss of $78,869 for the prior nine months. As of September 5, 2017, the company's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Silvergraph International, Inc., CIK No. 1115975 and ticker symbol SVGP, is a Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2014, which reported a net loss of $65,032 for the prior year. As of September 5, 2017, the company's common stock was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Walter Energy, Inc. (n/k/a New WEI, Inc.), CIK No. 837173 and ticker symbol WLTGQ, is a delinquent Delaware corporation located in Birmingham, Alabama, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2015, which reported a net loss of $2,693,903 for the prior nine months. As of September 5, 2017, the company's common stock was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under

Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent. Respondents have not filed periodic reports since 2015. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they made efforts to remedy their past violations or to offer any assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Icon Vapor, Inc., POWRtec International Corp., Silvergraph International, Inc., and Walter Energy, Inc. (n/k/a New WEI, Inc.), are REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and

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[1] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*


_____
Brenda P. Murray
Chief Administrative Law Judge
